Via EDGAR (Correspondence)
May 29, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Biogen Idec Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 14, 2008
File No. 000-19311
Dear Mr. Rosenberg:
This letter sets forth the response of Biogen Idec Inc., a Delaware corporation (the “Company,” “we” or “us”), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in our conversation with the Staff on May 15, 2008 regarding the above-referenced annual report on Form 10-K.
For reference purposes, the text of the Staff’s oral comments has been provided herein in bold. Our responses follow each of the comments.
Please refer to your response to Comment 5 in your letter dated April 2, 2008.
Please expand your disclosures of these research agreements to address the following, include any other information about the agreement you deem significant.
•	Discuss the purpose of the agreements, the significant terms and characteristics of the agreements including the assets contributed by each party, the services to be delivered by each party, the contract period, and the rights and obligations of each party.

•	Disclose your accounting in more detail, as appropriate. For example, disclose the basis for your conclusion that you are the primary beneficiary of the variable interest entities (VIEs). Discuss how you determined your variable interests in the entities.
As noted in our previous letter, during 2007, we entered into research collaboration agreements with Cardiokine Biopharma, LLC and Neurimmune SubOne, in which we obtained developmental and commercialization rights to their biological compounds. Cardiokine Biopharma, LLC and Neurimmune SubOne, which were created specifically and solely to develop and commercialize these biological compounds, are wholly-owned subsidiaries (the “Subsidiaries”) of their respective parent companies, Cardiokine Inc. and Neurimmune Therapeutics, AG, (the “Parents”). The collaboration agreements with Cardiokine Biopharma, LLC and Neurimmune SubOne are effective for 10 and 12 years, respectively, from the date of the first commercial sale of a product using such compounds.
Biogen Idec, 14 Cambridge Center Cambridge MA 02142 Phone 617 679 2000 www.biogenidec.com

Under each of the research collaboration agreements, the Parents contributed intellectual property into the Subsidiaries. Specifically, these assets were biological molecules, research processes and platforms, and any other knowledge related to developing the molecules into therapeutic agents (intellectual property or “IP”). In exchange for the transfer of the intellectual property, the Parents received 100% of the equity in the Subsidiaries. The Subsidiaries are required to perform research and development services pursuant to the research collaboration on the contributed IP, in exchange for funding of approximately 100% by Biogen Idec. The Subsidiaries will also receive milestone payments upon the successful completion of various developmental activities and royalty payments resulting from any commercial product net sales from Biogen Idec. Through these research collaboration agreements, Biogen Idec “acquired” all of the rights and obligations associated with development of the molecules and commercialization of any product resulting from the development. The Subsidiaries only have the right to reimbursement of research and development costs, contractual milestone and royalty payments pursuant to the research collaboration with Biogen Idec.
We have an established process of evaluating whether our research collaborations are within the scope of FIN 46(R). If so, we assess whether the counterparty is a variable interest entity (VIE). If the counterparty is a VIE, then we assess whether we have an interest in a specified asset of the VIE or an interest in the entire VIE. If we have an interest in the entire VIE, then we assess whether our collaboration agreement absorbs a majority of the expected losses or receives a majority of residual returns of the VIE to determine if we are the primary beneficiary of the VIE.
We concluded that the Subsidiaries were VIEs because their equity investment at risk was insufficient to finance their activities without financial support from outside parties (paragraph 5a of FIN 46(R)). The initial capitalization of these Subsidiaries was nominal relative to the expected costs of developing the IP into commercial products. Furthermore, we participated in the creation of the Subsidiaries, which resulted in us having the right to make all significant decisions regarding the contributed IP, the only asset(s) in the Subsidiaries.
We believe that the research collaboration agreements are variable interests because these contractual arrangements absorb the variability of the assets and liabilities (expected losses) of the respective entities. Since the activities of these entities are limited to those associated with research and development of the respective assets, their expected losses consist primarily of research and development costs and any variability in those costs. The collaboration agreements require us to absorb any variability in those costs. To further explain, assume that the estimated cost of developing a molecule into a commercial product is $100 million. If the actual amount of development is $150 million, the research collaboration requires Biogen Idec to absorb (pay) the additional $50 million. Similarly, if the actual amount of the development is $80 million, Biogen Idec receives the $20 million benefit through reduced payments to the Subsidiaries for development costs.
Since the research collaborations require us to absorb a majority of the expected losses and receive a majority of residual returns of the Subsidiaries, we concluded that we are the primary beneficiary.
While we concluded that the Subsidiaries are VIEs and we are the primary beneficiary, we have several other collaborations, as noted in Note 15, Research Collaborations, in our 2007 Form 10-K, where our counterparty is not a VIE or if it is a VIE, we are not the primary beneficiary. Those conclusions were based on the same established FIN 46(R) evaluation process described above.

Paragraph 23 of FIN 46(R) provides for the required disclosures of the primary beneficiary of a VIE. Specifically, paragraph 23 requires disclosure of the (a) nature, purpose, size, and activities of the variable interest entity, (b) carrying amount and classification of consolidated assets that are collateral for the variable interest entity’s obligations, and (c) lack of recourse if creditors (or beneficial interest holders) of a consolidated variable interest entity have no recourse to the general credit of the primary beneficiary. Only the requirements in paragraph 23a are applicable to the Subsidiaries. The Subsidiaries have no assets (other than the IP asset(s), which value was charged to IPR&D expense), liabilities or creditors.
We believe that our disclosures in our 2007 Form 10-K addressed the requirements of paragraph 23a and provide readers of our financial statements sufficient information to understand the transaction and underlying terms of the collaboration agreement. We also believe that the disclosures include the items that you have suggested in your comments noted above and in your previous letter. However, based on your comments, we intend to expand some of our disclosures to better assist our readers in understanding these research collaborations. To further facilitate your review, we have provided an analysis of our disclosure and our proposed additional language in Exhibit A.
Please clarify why there is no minority interest on your balance sheet as a result of your consolidation of the VIEs. It does not appear that you have any direct interests in Cardiokine Biopharma, LLC or Neurimmune SubOne.
We do not have an ownership interest in either of the Subsidiaries. We consolidate these entities under the variable interest model required under FIN 46(R).
We do not present a minority interest on our balance sheet, as the carrying value of the minority interest is zero. The initial value of the minority interest on the balance sheet was $64 million based on their 100% interest in the contributed IP but that amount was reduced to zero when we recorded the benefit from minority interest holder’s 100% interest in the losses recorded by the Subsidiaries. In substance, we allocated the value of the IPR&D charge ($64 million) entirely to the minority interest holder due to their 100% equity interest. Additional information is provided in the journal entries below.
Provide a consolidation journal entry to help us understand your accounting treatment for IPR&D and the consolidation of your VIEs.
The consolidated impact of consolidating the Subsidiaries was as follows:
•	Cash decreased and R&D expense was recorded ($52 million);

•	IPR&D expense and Minority Interest income were recorded ($64 million); and

•	Minority Interest liability was recorded ($64 million), which represents the Parent’s interest in the contributed IP. This amount was subsequently fully offset when the minority interest income ($64 million) was recorded.
The following entries were recorded to consolidate the Subsidiaries with Biogen Idec. All numbers are in millions.

Dr: R&D Expense	$52
Cr: Cash		$52
To record the upfront payment to Subsidiaries to enter into the collaboration agreements. Through the research collaborations, Biogen Idec received an R&D asset that did not have an alternative future use. Consequently, the amount was recorded as R&D expense, as required by SFAS 2.

Dr: IPR&D Asset	$64
Cr: Minority Interest Liability		$64
To record the fair value of the minority interest liability as required by paragraph 18 of FIN 46(R). Through the research collaborations, the Parents retained a portion of the Subsidiaries’ assets, which is recorded as a minority interest liability in Biogen Idec’s consolidated financial statements.

Dr: IPR&D expense	$64
Cr: IPR&D Assets		$64
To write off IPR&D assets that has no alternative future use, as required by SFAS 2.

Dr: Minority Interest Liability	$64
Cr: Minority Interest Income		$64
To allocate loss of Subsidiaries, this reflects the IPR&D charge to the minority interest. Biogen Idec does not have an ownership interest in the Subsidiaries.
Explain how you determined that $64 million related to the value retained by the minority interest.
The $64 million initial value of the minority interest reflects the value of the IP asset retained by the equity holders, which was determined through a probability-adjusted discounted stream of cash flows that the equity holders of the Subsidiaries may receive over the life of the research collaboration agreements. The cash flows are driven by expected distributions to the equity holders. The sole cash generating activity of the Subsidiaries relates to the collaboration agreement with Biogen Idec. (Note: The Subsidiaries are contractually precluded from engaging in any other activities.) The Subsidiaries have no other rights or obligations. The amounts of the milestone payments and the royalty percentages are stipulated in the collaboration agreements. Since the distributions are solely funded by the cash flows from the IP asset(s), the value of the minority interest is equal in value to the IPR&D asset(s).
Summary
To summarize the above matters, we believe our accounting of these transactions reflects the substance of the arrangements and the reporting provides investors with the meaningful information provided by the principles outlined in the applicable literature. Under our reporting model, (1) R&D expense over the course of these arrangements equals (and will continue to equal) the cash we have paid (or will pay) to our collaboration counterparties, and (2) we have also consolidated the IPR&D expense ($64 million through December 31, 2007) of the applicable counterparty for the total fair value of the arrangements, which was entirely offset, through a separate line in our statement of operations due to the minority interest holders owning 100% of the equity of the Subsidiaries.

An alternative reporting model might have been to net the minority interest benefit against the IPR&D expense; however, we believe that approach would have provided less information to investors. Further, reporting the transaction on such a net basis may have been viewed as artificially circumventing the implications of consolidation under FIN 46(R).
***
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned at 617-679-2803 or Michael F. MacLean, Senior Vice President, Chief Accounting Officer and Controller at 617-679-3973, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,
/s/ Paul J. Clancy
Paul J. Clancy
Executive Vice President, Finance and Chief Financial Officer

EXHIBIT A—Analysis of our Disclosure for the Collaboration with Neurimmune SubOne.
Underlined material is additional disclosure to be included in our 2008 Form 10-K

FIN 46(R)	Requested Disclosure	Disclosure as provided in the 2007
Reference		Form 10-K

Paragraph 23a	Purpose of the collaboration agreement, including the assets that will be developed and the contract period.	In November 2007, we entered into a collaboration agreement with Neurimmune SubOne AG, or Neurimmune, for the worldwide development and commercialization of human antibodies for the treatment of Alzheimer’s disease, or AD. The collaboration agreement is effective for 12 years from the first commercial sale of a product using such compound.

Paragraph 23a	Services to be delivered by each party.	Neurimmune will conduct research to identify potential therapeutic antibodies and we will be responsible for the development and commercialization of all products.

Paragraph 23a	Rights and obligations of each party. The size of the arrangement includes the amount of development costs, discussed below, and the amount of milestone payments.	Under the terms of the agreement, we paid a $2.0 million upfront payment and may pay up to $378.0 million in milestone payments, as well as a royalty on net sales of any resulting commercial products. We also will reimburse Neurimmune for research and development costs incurred.

	A description of our accounting model.	We have determined that we are the primary beneficiary under FIN 46(R), because we are required to fund 100% of the development costs under the collaboration agreement. As a result, we have consolidated the results of Neurimmune and recorded an IPR&D charge of $34.3 million. The amount allocated to IPR&D relates to the development of the Beta-Amyloid antibody. At the effective date of the agreement, this compound had not reached technological feasibility and had no alternative future use. We have allocated the $34.3 million to the minority interest, as the charge represents the fair value of the Beta-Amyloid antibody retained by the minority interest holders. As a result, we have recorded a credit in minority interest, which is recorded in other income (expense).

FIN 46(R)	Requested Disclosure	Disclosure as provided in the 2007
Reference		Form 10-K

Paragraph 23a	Size of the arrangement includes the amount of development costs and the amount of milestone payments, discussed above.	Through December 31, 2007, we have spent an additional $0.6 million to develop the Beta-Amyloid antibody. We expect to incur approximately an additional $310 million to develop the Beta-Amyloid antibody for all indications under development.

Paragraph 23a	Additional information we deemed necessary for the users of our financial statements to understand the transaction.	The estimated revenues from the Beta-Amyloid antibody are expected to be recognized beginning in 2017. A discount rate of 15% was used to value this project, which we believe to be commensurate with the stage of development of the Beta-Amyloid antibody and the uncertainties in the economic estimates described above.

EXHIBIT A continued —Analysis of our Disclosure for the Collaboration with Cardiokine Biopharma LLC.
Underlined material is additional disclosure to be included in our 2008 Form 10-K.

FIN 46(R)	Requested Disclosure	Disclosure as provided in the 2007
Reference		Form 10-K

Paragraph 23a	Purpose of the collaboration agreement, including the assets that will be developed and the contract period.	In August 2007, our collaboration agreement with Cardiokine Biopharma LLC became effective. The agreement is for the joint development of lixivaptan, an oral compound for the potential treatment of hyponatremia in patients with congestive heart failure. The collaboration agreement is effective for 10 years from the first commercial sale of a product using such compound.

Paragraph 23a	Services to be delivered by each party.	We will be responsible for the global commercialization of lixivaptan and Cardiokine Biopharma LLC has an option for limited co-promotion in the U.S.

Paragraph 23a	Rights and obligations of each party. The size of the arrangement includes the amount of development costs, discussed below, and the amount of milestone payments.	Under the terms of the agreement, we paid a $50.0 million upfront payment and will pay up to $170.0 million in milestone payments for successful development and global commercialization of lixivaptan, as well as royalties on commercial sales. The $50.0 million is reflected as research and development expense in the accompanying consolidated statement of income.

FIN 46(R)	Requested Disclosure	Disclosure as provided in the 2007
Reference		Form 10-K

	A description of our accounting model.	We have determined that we are the primary beneficiary under FIN 46(R), because we are required to fund 90% of the development costs under the collaboration agreement, while the equity holders of Cardiokine Biopharma LLC are required to fund only 10% of the development costs. As a result, we have consolidated the results of Cardiokine Biopharma LLC and recorded an IPR&D charge of approximately $30 million. The amount allocated to IPR&D relates to the development of lixivaptan. At the effective date of the agreement, this compound had not reached technological feasibility and had no alternative future use. We have allocated the approximately $30 million to the minority interest, as the charge represents the fair value of the lixivaptan compound retained by the minority interest holders. As a result, we recorded a credit in minority interest, which is recorded in other income (expense).

Paragraph 23a	Size of the arrangement includes the amount of development costs and the amount of milestone payments, discussed above.	Through December 31, 2007, we have spent an additional $15.5 million to develop lixivaptan since the agreement became effective. We expect to incur approximately an additional $260 million to develop lixivaptan for all indications under development.

Paragraph 23a	Additional information we deemed necessary for the users of our financial statements to understand the transaction.	The estimated revenues from lixivaptan are expected to be recognized beginning in 2011. A discount rate of 11% was used to value this project, which we believe to be commensurate with the stage of development of lixivaptan and the uncertainties in the economic estimates described above.